August 30, 2005

Anthony W. Thompson
Chief Executive Officer and
  Chairman of the Board of Managers
NNN 2003 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

> **Re: NNN 2003 Value Fund, LLC**
> **Amendment No. 1 to Form 10**
> **File No. 0-51295**
> **Filed July 27, 2005**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 2; however, we are not persuaded that the TIC interests you hold are not securities. Please provide a more detailed analysis, including relevant authority, to support your position that the TIC interests you hold should be viewed as distinct from the TIC interests at issue in Triple Net Leasing, LLC (August 23, 2000). Alternatively, please provide further analysis of why, despite your TIC holdings, you should not be viewed as an investment company under the 1940 Act. If you intend to rely on the exemption

in Section 3(c)(5)(C), please provide a detailed legal analysis of why the TIC interests would qualify as interests in real estate.

Item 1: Business, page 1

2.   Please revise to update the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

3.   We note your response to comment no. 4. Please disclose that you are unable to quantify the extent of the overstatement and explain why you are unable to do so.

4.   We note your response to comment no. 5 and continue to believe that you should briefly describe the alternatives that the board of managers is considering to date. As a result, we reissue the comment.

5.   We note your response to comment no. 8 and your revised disclosure on page 4 that you intend to adhere to the above business plans and strategies for the remainder of fiscal year 2005. We continue to believe that you should expand your disclosure to briefly describe your business plans and strategies as they relate to your plan of operation, and we reissue the comment.

Item 2: Financial Information, page 10

Management's Discussion and Analysis
Scheduled Lease Expirations, page 13

6.   We note your statement on page 13 that as of March 31, 2005 and December 31, 2004, your consolidated properties were 63.7% and 63.1% leased, respectively. We further note your disclosure on page 5 that your total consolidated properties were 54.9% leased as of March 31, 2005. Please expand your disclosure to reconcile this discrepancy.

7.   Refer to the carry-over paragraph at the top of page 14. It appears that you reduced the rent by approximately 37.5%, which you expect to result in a reduction in rental income by approximately 86%. Please revise to clarify why the reduced rent will disproportionately reduce your rental income.

8.   Please quantify the impact on rental revenues resulting from expiration of the IRS lease and execution of the new lease with staggered occupancy and rent commencement dates. We note that only 406 square feet of the total 84,000 square feet will be occupied and leased beginning in October.

Capital Resources, page 21

9.   We note your response to comment no. 10 and the revised disclosure that the terms of any debt financing received from Cunningham are not negotiated on an arms length basis. Please expand your disclosure to clarify that you may pay more than you would for debt financing from a third party.

10.   We note your response to comment no. 12 and the revised disclosure that these capital expenditures include tenant and/or capital improvements in accordance with your lease agreements. We continue to believe that you should describe in more detail the tenant and capital improvements that you anticipate for the year, and we reissue the comment.

Subsequent Events, page 27

11.   Please expand the disclosure to describe the purpose of the borrowings by 801 K Street and Emerald Plaza from Cunningham.

Risk Factors, page 29

Dependence on significant tenants…, page 32

12.   We note your response to comment no. 22 and the revised disclosure that beginning August 2004, 406 square feet will be occupied and beginning October 2004, 13,745 square feet will be occupied. Please clarify your disclosure on pages 14 and 32 in light of your statement that your manager has been able to lease the entire 98,000 square feet beginning August 1, 2005.

Item 3: Properties, page 38

13.   We note your response to comment no. 26 and the revised disclosure on page 38 that your manager allocates the purchase price amongst you and the affiliated entities based on a pro rata share of the real estate costs and reserves borne by each entity, net of syndication costs of the respective program. Please expand your disclosure to discuss more specifically how you allocated the purchase price with respect to each entity in which you own less than 100% of the interest and affiliated entities hold all or a portion of the remaining interest.

14.   We note your response to comment no. 28 and the revised disclosure on page 38 that certain of the major tenant leases provide that the landlord is obligated to pay certain of these expenses above or below specified levels. Please expand your disclosure to identify the major tenant leases, briefly describe the certain expenses and quantify the specified levels.

15.   Please update the disclosure to reflect properties owned and leases in effect as of June 30, 2005.

Item 5: Managers and Executive Officers, page 38

16.   We note your response to comment no. 31, and we reissue the comment. We further note the Form 8-K filed on July 28, 2005. Please revise accordingly.

Distributions, page 54

17.   We note that cash flows from operating activities were insufficient to pay the distribution for the quarterly periods shown. Please discuss the alternative source of cash used to fund these distributions. Provide conforming disclosure about your historical distribution payments in the MD&A section.

Financial Statements

General

18.   We note your response to our prior comment 39 and will continue to monitor your filing for the proper inclusion of the historical financial statements of the Offices at Interwood.

19.   Your response to our prior comment 40 does not address directly or completely our request for additional information. Please tell us how you applied the tests described in Rule 3-09 of Regulation S-X with respect to your investments in 801 K Street, Emerald Plaza and Enterprise Technology Center.

Note 3 Real Estate Investments

2005 Dispositions

Satellite Place – Atlanta, Georgia, page F-16

20.   The net gain disclosed on page F-16 relating to the sale of Satellite Place is inconsistent with the gain on sale of real estate dispositions reported on the statements of operations. Please revise to clarify this apparent conflict.

Unaudited Pro Forma Consolidated Statement of Operations, page F-52

21.   We note that the operations of Financial Plaza have been reported as discontinued operations in the historical financial statements. Accordingly, please revise the pro forma statement of operations for the year ended December 31, 2004 to delete the adjustment relating to the pro forma performance of the acquisition of Financial Plaza.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions regarding the accounting comments to Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414. Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3780, with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter Healy, Esq. *(via facsimile)*
         O'Melveny & Myers LLP